Spinster Sisters, Inc.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Spinster Sisters, Inc.
Golden, Colorado

We have reviewed the accompanying financial statements of Spinster Sisters, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 3, 2021
Los Angeles, California

Spinster Sisters, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2020**		**2019**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	42,180	$	2,242
Accounts receivable, net		21,839		7,744
Prepaids and other current assets		-		24,134
Inventories		198,021		204,841
Total current assets		**262,040**		**238,961**
Other assets		13,150		6,705
Property, plant, and equipment, net		5,032		7,085
Total assets	**$**	**280,222**	**$**	**252,752**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	66,586	$	129,056
Accrued taxes		1,519		14,894
Deferred revenue		2,181		-
Merchant advances		50,343		152,272
Line of credit		65,409		-
Current portion of loans		26,118		21,732
Debt issuance costs - current		-		-
Total current liabilities		**212,155**		**317,954**
Loans		420,702		296,821
Debt issuance costs - non-current		(23,959)		(24,810)
Convertible notes		75,000		-
Total liabilities		**683,899**		**589,965**
STOCKHOLDERS EQUITY				
Common Stock		1,000		1,000
Additional paid in capital		185,433		60,622
Retained earnings/(Accumulated Deficit)		(590,109)		(398,835)
Total stockholders' equity		**(403,677)**		**(337,213)**
Total liabilities and stockholders' equity	**$**	**280,222**	**$**	**252,752**

See accompanying notes to financial statements.

Spinster Sisters, Inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 1,315,279	$ 883,272
Cost of goods sold	661,527	269,695
Gross profit	653,752	613,577
Operating expenses		
General and administrative	670,110	348,578
Research and development	13,394	-
Sales and marketing	228,352	218,574
Total operating expenses	911,857	567,151
Operating income/(loss)	(258,105)	46,426
Interest expense	35,964	58,733
Other Loss/(Income)	(102,796)	(1,905)
Income/(Loss) before provision for income taxes	(191,274)	(10,403)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (191,274)**	**$ (10,403)**

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)

	Common Stock		Additional paid	Retained earnings/	Total Shareholders'
(in , $US)	**Shares**	**Amount**	**in capital**	**(Accumulated Deficit)**	**Equity**
Balance—December 31, 2018	**1,000,000**	**$ 1,000**	**$ (8,829)**	**$ (388,433)**	**$ (396,262)**
Capital contirbution		-	69,451		69,451
Net income/(loss)				(10,403)	(10,403)
Balance—December 31, 2019	1,000,000	$ 1,000	$ 60,622	$ (398,835)	**(337,213)**
Capital contirbution		-	124,810		124,810
Net income/(loss)				(191,274)	(191,274)
Balance—December 31, 2020	**1,000,000**	**$ 1,000**	**$ 185,433**	**$ (590,109)**	**$ (403,677)**

See accompanying notes to financial statements.

SPINSTER SISTERS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(191,274)	$	(10,403)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation expense		36,053		3,913
Amortization expense		9,691		709
SBA loan advances and debt forgiveness		(92,440)		-
Changes in operating assets and liabilities:				
Accounts receivable, net		(14,096)		14,646
Prepaids and other current assets		24,134		(19,149)
Inventories		6,820		(196,185)
Other assets		(6,445)		4,245
Accounts payable		(62,471)		129,056
Accrued taxes		(13,375)		(4,707)
Deferred revenue		2,182		-
Net cash provided/(used) by operating activities		**(301,219)**		**(77,874)**
CASH FLOW FROM INVESTING ACTIVITIES				
Capital expenditures		(34,000)		(3,738)
Net cash provided/(used) by investing activities		**(34,000)**		**(3,738)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contributions		124,810		69,451
Net borrowings/(repayments) on merchant advances		(101,929)		101,636
Borrowings on loans		220,707		(4,356)
Repayments of loans		-		-
Payment of debt issuance costs		(8,840)		(25,519)
Net borrowings/(repayments) on line of credit		65,409		(70,751)
Borrowings on convertible notes		75,000		-
Net cash provided/(used) by financing activities		**375,157**		**70,462**
Change in cash		39,938		(11,150)
Cash—beginning of year		2,242		13,393
Cash—end of year	**$**	**42,181**	**$**	**2,242**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	26,273	$	58,024
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Spinster Sisters, Inc. was founded on July 1, 2012 in the state of Colorado. During fiscal year 2019, the Company incorporated in state of Delaware. The financial statements of Spinster Sisters, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Golden, Colorado.

Spinster Sisters, Inc. makes natural skin care products that are good for you, and good for our planet. We use clean, safe, and effective ingredients. More than effective, every product smells great. We also use recyclable materials in our packaging whenever possible and tell it to you straight – no greenwashing. Our branding and packaging are vintage-inspired, modern, and edgy. We operate from our wind-powered Microsoapery in Golden, Colorado, because we have a mission based on sustainability.

Spinster Sisters, Inc. began with a flagship boutique store in Golden in 2014 and now our products are easy to find with distribution across 2K stores nationwide including specialty channel partners in natural and conventional grocery stores. We also sell "direct to consumer" (DTC) online at spinstersistersco.com, as well as on Amazon.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents do not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all

contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, labor, overhead, and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture and fixtures	5-7 years
Leasehold improvements	Lesser of lease term or 15 years
Machinery & Equipment	5-7 years
Vehicles	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as an S Corp. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has recently commenced operations and is not currently under examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its skincare products.

Cost of sales

Costs of goods sold include the cost of raw materials, cost of labor, and overhead.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $74,431and $52,090, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require

additional disclosure. Subsequent events have been evaluated through May 3, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Raw materials	$ 126,978	$ 131,001
Finished goods	71,043.1	$ 73,840
Total inventories	**$ 198,021**	**$ 204,841**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

Prepaids & other current assets:

As of December 31,	2020	2019
Prepaid interest	$ -	$ 19,149
Shareholder Loan	-	4,985
Total Prepaids and other current assets	**$ -**	**$ 24,134**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Furniture and fixtures	$ 8,834	$ 8,834
Leasehold improvements	4,120	4,120
Machinery & Equipment	70,681	36,682
Vehicles	803	803
Property and Equipment, at Cost	84,439	50,439
Accumulated depreciation	(79,407)	(43,354)
Property and Equipment, Net	**$ 5,032**	**$ 7,085**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $36,053 and $3,913 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,000,000 shares of common shares with $0.001 par value. As of December 31, 2020, and December 31, 2019, 1,000,000 shares of common shares have been issued and are outstanding.

7. DEBT

Loans

During the years presented, the Company has entered into loans. The details of the Company's loans, and the terms are as follows:

					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
1st Home Bank SBA Loan	$ 350,000	6.00%	Fiscal year 2018	2028	$ 30,339	$ -	$ 21,732	$ 275,088	$ 296,821
EDIL Loan	$ 150,000	3.75%	Fiscal year 2020	2050	5,625		4,386	145,614	150,000
Total					**$ 35,964**	**$ -**	**$ 26,118**	**$ 420,702**	**$ 446,821**

					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
1st Home Bank SBA Loan	$ 350,000	6.00%	Fiscal year 2018	2028	$58,733	$ -	$ 21,732	$ 296,821	$ 318,553
EDIL Loan	$ 150,000	3.75%	Fiscal year 2020	2050	-	-	-	-	-
Total					**$58,733**	**$ -**	**$ 21,732**	**$ 296,821**	**$ 318,553**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 26,118
2022	26,118
2023	26,118
2024	26,118
2025	26,118
Thereafter	316,229
Total	**$ 446,821**

Line of Credit

The Company entered into Line of Credit agreement with Bank of West prior to fiscal year 2019. The effective interest rate for fiscal year 2020 and 2019 was 6.10% and 3.79%, respectively. The total outstanding balance as of December 31, 2020 and December 31, 2019 was $65,409 and $66,854, respectively. The entire balance is classified as current.

Merchant Advances

During the years presented, the Company has entered into merchant advances. The details of the Company's merchant advances are as follows:

As of Year Ended December 31,	2020	2019
Shopify Merchant Advance 1	$ 50,343	$ -
Paypal Merchant Advance	-	4,098
Shopify Merchant Advance 2	-	1,032
Shopify Merchant Advance 3	-	42,940
Square Merchant Advance	-	9,554
Chase Quick Capital	-	94,648
Total	**$ 50,343**	**$ 152,272**

Shopify Merchant Advance 1

During fiscal year 2020, the Company entered into a merchant advance agreement with Shopify. As part of the agreement, Shopify advanced to the Company $68,000 in return for repayment of $76,840. The loan bears 13% effective interest rate. The loan is repaid on a daily basis by taking 17% of daily customer receipt collections and remitting them over to Shopify.

Paypal Merchant Advance

During fiscal year 2020, the Company entered into a merchant advance agreement with Paypal. As part of the agreement, Paypal advanced to the Company $11,000 in return for repayment of $13,582. The loan bears 23.5% effective interest rate. The loan is repaid on a daily basis by taking daily customer receipt collections and remitting them over to Paypal. The merchant advance was fully repaid during fiscal year 2020.

Shopify Merchant Advance 2

During fiscal year 2019, the Company entered into a merchant advance agreement with Shopify. As part of the agreement, Shopify advanced to the Company $36,000 in return for repayment of $40,680. The loan bears 13% effective interest rate. The loan is repaid on a daily basis by taking 17% of daily customer receipt collections and remitting them over to Shopify. The merchant advance was fully repaid during fiscal year 2020.

Shopify Merchant Advance 3

During fiscal year 2019, the Company entered into a merchant advance agreement with Shopify. As part of the agreement, Shopify advanced to the Company $38,000 in return for repayment of $42,940. The loan bears 13% effective interest rate. The loan is repaid on a daily basis by taking 17% of daily customer receipt collections and remitting them over to Shopify. The merchant advance was fully repaid during fiscal year 2020.

Square Merchant Advance

During fiscal year 2019, the Company entered into a merchant advance agreement with Square. As part of the agreement, Square advanced to the Company $57,000 in return for repayment of $65,693. The loan bears 15.25% effective interest rate. The loan is repaid on a daily basis by taking 14.75% of daily customer receipt collections and remitting them over to Square. The merchant advance was fully repaid during fiscal year 2020.

Chase Quick Capital

During 2019, the Company entered into an agreement with Chase for their Chase Quick Capital facility. The loan amount is for $110,000 with 24 months maturity term, repaid on a weekly basis. The loan bears 27% effective interest rate. The loan was fully repaid during fiscal year 2020.

Convertible Note

During 2020, the Company entered into $75,000 of convertible notes. The notes carry 5% interest and mature in 24 months. The convertible notes are convertible into common shares at a conversion price defined by the level of qualified financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. RELATED PARTY

During fiscal year 2019, the Company borrowed money from Kelly Perkins, the shareholder, in the amount of $4,985. The loans did not carry an interest rate or a set maturity. The Company repaid the loan during fiscal year 2020.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation	
2021	$	34,430
2022		91,930
2023		94,618
2023		-
Thereafter		-
Total future minimum operating lease payments	**$**	**220,977**

Rent expense was in the amount of $40,074 and $ 141,910 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through May 3, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $191,274, an operating cash flow loss of $301,219 and liquid assets in cash of $42,181, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.